Exhibit (g)(3)
SUPPLEMENT
TO
TRANSFER AGENCY AND SERVICE AGREEMENT

The Transfer Agency and Service Agreement dated as of July 1, 2010 (the “Agreement”) by and between State Street Bank and Trust Company (the “Bank”), a Massachusetts trust company, and each of the International Strategy & Investment mutual funds listed on the attached Appendix A (each a “Fund”), which may be amended from time to time, is hereby supplemented as of July 1, 2010 in the manner set forth below:

WHEREAS, the Funds are subject to Rule 22c-2 (the “Rule”) under the Investment Company Act (the “Act”), which among other things, requires that shareholder information agreements be entered into with financial intermediaries that submit orders to purchase or redeem shares in the Funds and that the boards of directors of the Funds consider the imposition of redemption fees on certain share transactions; and

WHEREAS, the Funds recognize the necessity of complying with the Rule and desire to implement procedures, risk criteria and transaction rules pursuant to the Rule with the assistance of the Bank.

NOW THEREFORE, in consideration of the foregoing and the mutual covenants and agreements hereinafter contained, the parties hereby agree to supplement the Agreement pursuant to the terms thereof by adding the following provisions:

1.	Procedures.

1.1        Subject to the terms and conditions set forth in the Agreement, the Funds hereby instruct and direct the Bank to provide assistance in the implementation of the policies, procedures, risk criteria and transaction rules on behalf of the Funds as set forth on Appendix B, which is attached to and made a part of this Supplement to the Transfer Agency and Service Agreement

(the “Supplement”)  (the "Trading Policies").  Appendix B may be amended, from time to time, by mutual agreement of the parties upon the execution by both parties of a revised Appendix B, with at least 30 days prior notice of the effective date of any change.

1.2        As directed by the Funds and subject to the terms of this Supplement, the Bank agrees to provide the Funds with monitoring assistance, in accordance with the Trading Policies, of transactions by Financial Intermediaries (defined in the Rule) who trade or hold shares in the Funds.  “Financial Intermediaries” as used herein shall include only those persons and entities identified by the Funds to the Bank for which the Bank maintains the applicable omnibus account information under the Agreement and which have entered into transaction sharing agreements with the Master Investment Portfolio, the Funds or their designees under the Rule.  A list of current Financial Intermediaries is identified in Appendix C, which is attached to and made a part of this Supplement.  The Bank’s agreement to provide monitoring assistance under this Supplement shall apply only to the Financial Intermediaries identified to the Bank in the most recent Appendix C received by the Bank from the Funds, as supplemented by notices of changes to Appendix C received by the Bank from the Funds pursuant to the notice requirements of Section 9 hereof.  From time to time, the Funds shall provide the Bank with an updated version of Appendix C which will incorporate all prior change notices in order for the Bank to provide the services contemplated by this Supplement.

1.3        The Funds will direct the Financial Intermediaries identified in Appendix C, as supplemented as described in Section 1.2 above, to provide account, transaction and other information for purposes of compliance with the Rule (“Financial Intermediary Information”), at intervals as agreed to by the Funds and the Bank, to a third party service provider retained by the Bank (“Vendor”) for analysis under the Trading Policies and the Rule.  The security and encryption requirements, format, content and specific time period of the Financial Intermediary Information to be provided in accordance with such direction(s) will be as agreed to by the Funds and the Financial Intermediaries, and acceptable to the Vendor.  The Funds represent and warrant that any account, transaction and other information provided by the Funds for purposes of compliance with the Rule to Vendor for analysis under the Trading Policies and the Rule (i) will not infringe or violate the rights of any third party, including, but not limited to, patents, copyrights, trademarks and trade secrets, (ii) will not be defamatory or obscene and (iii) will not violate any other applicable law.  In the event that (A) the Bank or the Vendor believes in good faith that a Financial Intermediary has provided Financial Intermediary Information that (i) infringes or violates the rights of any third party, including, but not limited to, patents, copyrights, trademarks and trade secrets, (ii) is defamatory or obscene, or (iii) violates any other applicable law; then (B) the Bank or the Vendor shall have the right, but not the obligation, to delete or destroy Financial Intermediary Information relating to such breach and the Bank and the Vendor may suspend services with respect to such Financial Intermediary immediately or, if reasonably practicable, upon prior notice to the Funds consistent with Section 9.1 hereof.  Each Financial Intermediary will transmit the requested Financial Intermediary Information on its books and records to the Vendor within ten 10) business days of request unless another time period is agreed to by the Funds and the Financial Intermediary.  If the Financial Intermediary Information is not delivered to the Vendor within 10 business days of the request, the Bank shall promptly so notify the Funds.  Within three (3) business days of receipt of the Financial Intermediary Information, the Vendor shall provide the Bank with the results of its analysis of the Financial Intermediary Information, including reports of any actual or suspected triggering circumstances under the Trading Policies or the Rule (“Rule 22c-2 Monitoring Output”).  The Bank will share with the Funds the Rule 22c-2 Monitoring Output pursuant to Section 1.5 below and will use the Rule 22c-2 Monitoring Output only as necessary to perform the services under this Supplement.  The Bank agrees that any Rule 22c-2 Monitoring Output received by the Bank is and shall remain the property of the Funds and the Funds and if not previously provided to the Funds, will be returned to the Funds by the Bank following any termination of this Supplement, subject to record-keeping requirements to which the Bank may be subject by law.  The Bank shall have no responsibility, obligation or liability with respect to any Financial Intermediary Information or other information transmitted to the Vendor by any person or entity other than the Bank.

1.4        The Bank and the Funds have agreed that the Vendor at the inception of this Supplement shall be Envision Financial Systems (“ENFS”) pursuant to a “Product and Services Agreement” between the Bank and ENFS dated September 2007 (“ENFS Agreement”).  In the event the ENFS Agreement shall terminate for any reason, the Funds and the Bank agree to act reasonably and promptly, and in no event later than 90 days following the termination date, in agreeing upon a replacement Vendor.  Until such replacement Vendor has been retained by the Bank and is operational, the Bank’s services under this Supplement shall be suspended upon prior notice to Funds consistent with Section 9.1 hereof. If a replacement vendor can not be identified or agreed upon, this Supplement shall terminate.

1.5        The Bank will share with the Funds the Rule 22c-2 Monitoring Output received from the Vendor pursuant to Section 1.3.  Upon a determination by the Funds based on the Rule 22c-2 Monitoring Output that the Rule or a Trading Policy has been triggered, the Funds shall notify the Bank, and in turn the Bank will so notify the Financial Intermediary, which shall be obligated to take responsive action(s) as specified by the Funds consistent with the Trading Policies on Appendix B, including without limitation, assessment of redemption fees or imposition of trading restrictions.  The Financial Intermediary shall provide written confirmation to the Bank that it has effected the required response and taken such other action as required under the Rule, the Trading Policies and its transaction sharing agreement with the Funds. The Bank will report to the Funds the responses of the Financial Intermediaries or their failure to respond.

1.6        The Funds represent that the Funds have adopted the Trading Policies and determined that the Trading Policies are reasonably designed to achieve compliance with the Rule, which compliance the Funds acknowledge is the responsibility of the Funds and the Financial Intermediaries and not the responsibility of the Bank.  Other than as provided in Section 2 below, neither the Bank nor the Vendor shall be obligated to file any forms or information with any regulator, or enter into any agreement with the Financial Intermediaries or other persons, in connection with the Rule or the Trading Policies pursuant to this Supplement.  The Funds shall be responsible for complying with any and all requisite regulatory filings which arise as a result of all information provided under this Supplement, the Trading Policies or the Rule.

1.7        Except as otherwise expressly stated in this Supplement, neither the Bank nor the Funds makes any representation or warranty, either express, implied or statutory, concerning the Rule, the Trading Policies, the Financial Intermediary Information, the Rule 22c-2 Monitoring Output or any other information, services, reports or analysis provided hereunder or by any third party.  The provisions of this Section 1.7 shall survive the termination of this Supplement.

2.	Consent to Examination.

As more fully set forth in Section 3.1 below, the parties acknowledge and agree that the Funds are responsible for assuring compliance with the Rule.  Notwithstanding the foregoing, information and records that the Bank maintains for the Funds relating to the Trading Policies may be subject, from time to time, to examination and/or inspection by federal regulators in order that the regulators may evaluate such compliance.  The Bank shall permit federal regulators access to such information and records, maintained by the Bank, and to inspect the Bank relating to its assistance in the implementation of the Trading Policies.  The Bank agrees to cooperate with such federal examiners in connection with their review.  For purposes of such examination and/or inspection, the Bank will use its best efforts to make available, during normal business hours, all required records and information for review by such examiners.  The provisions of this Section 2 shall survive the termination of this Supplement.

3.	Acknowledgments.

3.1	The Funds acknowledge and agree that in entering into this Supplement:

(a)        the Bank is agreeing to provide services relating to the Rule as an accommodation and is not undertaking and shall not be responsible for any aspect of compliance with the Rule.  Additionally, the Bank shall only be responsible for providing the services described in this Supplement with respect to transactions of Financial Intermediaries which are then identified to the Bank by the Funds for which the Bank maintains the applicable omnibus account information and for which there is in effect a binding transaction sharing agreement between such Financial Intermediaries and the Funds; and

(b)        the Bank’s provision of services hereunder is dependent upon the receipt by the Bank of information, products and services from third parties, including without limitation, Vendor and the Financial Intermediaries. The provisions of this Section 3 shall survive the termination of this Supplement.

4.	Reports.

The Bank agrees to provide to the Funds copies of (i) all Rule 22c-2 Monitoring Output received from the Vendor (ii) confirmations by Financial Intermediaries of actions taken in response to triggering circumstances under the Rule or Trading Policies, and (iii) a quarterly report of the Bank’s activities pursuant to this Supplement with respect to the Trading Policies.  The Bank shall provide such other reports on activities as may be mutually agreed from time to time by the Bank and the Funds.

5.	Reserved.

6.	Reliance on Information and Authenticity.

The Funds acknowledge and understand that the Bank's ability to monitor the Trading Policies under the terms and conditions set forth in this Supplement is contingent upon ongoing cooperation between the Funds and the Bank.  The Funds shall act in good faith to cooperate with the Bank, to enable or assist the Bank in performing any of the services provided for under this Supplement.  The Bank shall be entitled to rely upon (i) the accuracy of information, data, instructions and authorizations received from any Fund, any Financial Intermediary or any shareholder, and (ii) the authenticity of any direction or representation purporting to be from, or signature purporting to be of, any Fund, any Financial Intermediary, or any shareholder.  The provisions of this Section 6 shall survive the termination of this Supplement.

7.	Indemnification.

Notwithstanding anything in this Supplement to the contrary, in no event shall the Bank or any of its officers, directors, employees or agents (collectively, the “Indemnified Parties”) be liable to any Fund, any Financial Intermediary, any shareholder or any other third party, and the Funds shall indemnify and hold harmless the Indemnified Parties from and against any and all losses, claims, damages, liabilities or expenses (including legal fees and expenses) (collectively, “Losses”) resulting from (i) any failure of any Fund or any Financial Intermediary to observe and perform properly the terms of this Supplement or other wrongdoing, (ii) any claim in connection with the Bank’s performance, failure to perform or delay in performance under this Supplement as a result of the Bank’s failure to receive in a timely manner information or documents that are relevant or necessary for the performance of services hereunder, or (iii) any claim, demand, inspection or examination, action or suit relating to this Supplement.  Notwithstanding the foregoing, the Funds shall not indemnify or hold harmless the Indemnified Parties for any Losses an Indemnified Party may be subject to resulting solely from that Indemnified Party’s bad faith, gross negligence, or willful misfeasance.

In no event shall either party be liable to the other for special, incidental, or consequential damages, under this Supplement even if advised in advance of the possibility of such damages.

The provisions of this Section 7 shall survive the termination of this Supplement.

8.	Intellectual Property.

8.1        The Funds acknowledges and agrees that all hardware, applications, databases, security, software, systems, interfaces, and technology of all types (“Technology”) used by Bank, the Financial Intermediaries, Vendor and any other third party service provider to comply with or provide services under this Supplement are and shall remain the property of such party, and the Funds nor any Financial Intermediary shall not itself, or permit any third party or device to, (i) reproduce, modify or create derivative or other works of the Technology or any part thereof; (ii) license, distribute, disclose, rent, lease, grant a security interest in, or otherwise transfer the Technology to any third party, in whole or in part, standalone or in combination with any other product; (iii) reverse engineer, disassemble, decompile or otherwise attempt to derive the source code of any Technology or use the Technology to develop, enhance or modify products or systems that compete with the Bank, the Vendor, any Financial Intermediary or other third party or that are intended for commercial distribution; (iv) knowingly take any action that jeopardizes the proprietary rights of others in the Technology; (v) alter, obscure or delete any copyright notices and trademarks contained in the Technology; or (vi) distribute the Technology on a standalone basis or for standalone use.

8.2        No use of the trademarks or service marks of the Funds or the Bank or of their affiliated companies shall be made by the other, unless otherwise agreed in advance in a duly authorized writing.

9.	Miscellaneous.

9.1        Upon any event which may cause the Bank to suspend services hereunder as described in Section 1.3 and 1.4, if reasonably practicable, the Bank will provide notice to the Funds three (3) business days prior to such suspension; provided, however, that if the Funds takes such action as may be requested by the Bank to eliminate such event, the Bank shall not suspend its provision of services, or, if its provision of services has been suspended, shall reinstate its provision of services hereunder.

9.2        Neither party shall be liable or responsible for delays or errors by reason of circumstances beyond its control, including, but not limited to, acts of civil or military authority, national emergencies, labor difficulties, fire, mechanical breakdown, flood or catastrophe, acts of god, insurrection, war, riots or failure of communication services or power supply, or failure of a Vendor to perform for any reason.

9.3        This Supplement (i) applies solely to the subject matter discussed herein and (ii) constitutes the entire agreement between the parties hereto and supersedes any prior agreement with respect to the subject matter hereof whether oral or written.  In all other regards, the terms and provisions of the Agreement between the parties hereto shall continue to apply with full force and effect.

9.4        Either party or the Board of the Funds may terminate this Supplement upon sixty (60) days’ written notice to the other.  Further, this Supplement will terminate automatically upon any termination of said Agreement.  Notwithstanding the foregoing, if the Bank suspends its services pursuant to Section 9.1 for more than 90 consecutive days (provided that this sentence shall not apply to any suspension of services with respect to any Financial Intermediary(ies) under Section 1.3(B)), the Funds may terminate this Supplement immediately upon delivery of notice of such termination.

9.5        If any clause or provision of this Supplement is determined to be illegal, invalid or unenforceable under present or future laws effective during the term hereof, then such clause or provision shall be considered severed from this Supplement and the remainder of this Supplement shall continue in full force and effect.

9.6        Each party represents to the other that the execution and delivery of this Supplement has been duly authorized.

9.7        This Supplement shall be construed in accordance with the laws of the Commonwealth of Massachusetts, without regard to its conflict of laws provisions.

9.8        Any written instructions, confirmations or other communications required by this Supplement may be made by electronic means unless otherwise specified by either party.  Claims under Section 7 must be submitted in writing by U.S. mail or commercial delivery service and may not be made by electronic means.  For notice purposes (i) the mailing address of the Bank is P.O. Box 5049, Boston, MA  02206-5047; notices may also be sent to the Bank by e-mail to the following e-mail addresses: kpowers@statestreet.com and steve.lucas@statestreet.com and (ii) the mailing address of the Funds is 40 West 57th Street, 18th Floor, New York, NY 10019; notices may also be sent to the Funds by facsimile delivery using the following number:  (212) 486-4655.

9.9        Each party has had the opportunity to be represented or assisted by counsel in the negotiation and preparation of this Supplement.  The parties agree that this Supplement is to be construed as jointly drafted and accordingly will be construed in accordance with the fair meaning of its language; and any rule of construction construing ambiguities against one party will not be employed in the interpretation of this Supplement.

9.10      This Supplement may be executed in any number of counterparts, each of which shall be deemed to be an original and which collectively shall be deemed to constitute only one instrument.

9.11      The parties acknowledge that the obligations of the Funds hereunder are several and not joint, that no Fund shall be liable for any amount owing by another Fund and that the Funds have executed one instrument for convenience only.

9.12      Each party represents to the other that the execution and delivery of this Supplement has been duly authorized.

10.	Confidentiality.

Each of the Bank and the Funds agree that any non-public information received by them hereunder concerning the other party which is marked confidential may not be disclosed to any other person or entity without the consent of the party which is the subject of such non-public information, except as may be required (i) to implement or perform this Supplement, (ii) by applicable laws or regulations or (iii) at the request of a governmental agency.  Non-public information shall not include information (a) that is in the public domain when received by a party hereunder or which is made a part of the public domain after such receipt through no fault of the receiving party, (b) is in the possession of the receiving party at the time of receipt, if the receiving party was not then under an obligation of confidentiality with respect thereto, (c) is separately received from a third party which had a lawful right to disclose the information, or (d) is independently developed by the receiving party.  The Bank and the Funds further agree that a breach of this provision would irreparably damage the party which is the subject of such non-public information and accordingly agree that each of them is entitled, in addition to all other remedies at law or in equity and without bond or other security, to an injunction or injunctions to prevent breach of this provision.

11.	Offshore Data

The Bank will not perform any of the processing of services performed under this Supplement in a facility located outside the United States without the written consent of the Funds.

IN WITNESS WHEREOF, each of the parties has caused this Supplement to be executed in its name and behalf by its duly authorized representative as of the date first above written.

STATE STREET BANK AND TRUST COMPANY

By:	/s/ Francis Koudelka
	Name:	Francis Koudelka
	Title:	Senior Vice President

ISI, INC.

By:	/s/ R. Alan Medaugh
	Name:	R. Alan Medaugh
	Title:	President

APPENDIX A

Total Return U.S. Treasury Fund, Inc.
Managed Municipal Fund, Inc.
North American Government Bond Fund, Inc.
ISI Strategy Fund, Inc.

APPENDIX B

Trading Policy

For purposes of monitoring for potentially abusive trading, the Funds have established a “Round Trip Test”.  Financial Intermediary Information shall be reviewed for transactions that have the following pattern:

•	One Purchase, Redemption and Purchase within 90 days, or One Redemption, Purchase and Redemption within 90 days
o	Based on Social Security Number
o	Within the same fund
o	Exclude DTCC Category 2 transactions (non-shareholder directed transactions (e.g., systematic payroll purchases)
o	Transaction amount less than $10,000 are disregarded as de minimis

•	Exchanges in and out will be included in the rules above. Purchase transactions will include exchanges in, and redemption transactions will include exchanges out.

The Funds shall review any potentially harmful trading activity that is identified and determine the appropriate response, if any. In the event any potentially harmful trading activity is identified, responses may include the imposition of trading restrictions, the rejection of purchases, or such other steps as the Funds determine are appropriate.

This general policy shall be implemented by the Bank and the Funds consistent with mutually agreed upon abusive trading monitoring procedures that describe the respective roles and responsibilities of the Bank and the Funds.

APPENDIX C
List of Financial Intermediaries

Charles Schwab & Co Inc
Merrill Lynch, Pierce, Fennner & Smith Inc
Prudential Investment Management Service

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